NOBLE QUESTS, INC.

3945 Wasatch Blvd., Suite 282

Salt Lake City, Utah 84124

February 2, 2007

Attn: Michele M. Anderson

Legal Branch Chief

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

450 5th Street, NW

Washington DC, 20549

RE:

Noble Quests Inc.

Registration Statement on Form SB-2, filed November 7, 2006

Amendment No. 1, filed on or about February 2, 2007

File: 333-138479

Response to your Comment Letter dated December 5, 2006

Dear Ms. Anderson:

Thank you for your timely review.  We have reviewed your comments and have the following responses.  We have also revised our SB-2 in response to your comments which we have submitted via EDGAR in redline format as required.  For your convenience we are forwarding both redlined and non-redlined copies to your office.

General

1.

Please update the financial statements and MD&A to include the interim period financial statement for the period ended September 30, 2006, as required by Item 310 (g) of Regulation S-B.

Response:  We have updated the financial statements and MD&A to include the interim period ended September 30, 2006.

Prospectus Summary, page 3

2.

Briefly expand the summary description of your business to clarify that you provide services solely to distributors of the health juice product called MonaVie. Provide clear descriptions of your services and the duties your perform for MonaVie distributors rather than vaguely stating that you “assist network marketers in using marketing tools….” For example, indicate whether you actually design and create the marketing materials, such as brochures or ads on the Internet, or whether you act as a consultant in the marketing efforts of others. Finally, explain whet you mean by “collateral development.

Response:  We have expanded our summary description as suggested although we are not providing our services only to MonaVie distributors since we occasionally provide services to other businesses if the opportunity arises.  We have tried to clarify this in both the summary and in the business sections. We have also tried to clarify our service descriptions in both sections.

3.

Please disclose in the summary your accumulated deficit and the fact that our auditors have expressed substantial doubt about your ability to continue as a going concern.

Response:  We have included our accumulated deficit and a going concern statement in the prospectus summary under the financial information summary section.

The Offering, page 3

4.

Disclose the percentage of your outstanding shares that are being offered in this offering.

Response:  We have disclosed this percentage (23%) as requested.

Summary Financial Data, page 3

5.

Please disclose the loss per share and weighted average number of common stock outstanding for each period presented.

Response:  We have added those items to our summary financial data and amended it to include the updated financial information.

Risk Factors

6.

Consider including a risk factor that highlights the fact that you will incur costs and expenses due to the SEC reporting and compliance. In your MD&A section, address how the company anticipates funding the costs of operating as a public company, including quantifying the resulting anticipated increase in professional fees. Also discuss the reasons for going public at this time in the company’s development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what management believes those advantages to be or whether the company’s private investors had any influence on the decision to go public.

Response:  We have included the suggested risk factor regarding SEC expenses.  We have also added disclosure in various places in the MD&A regarding the anticipated professional fees.  Under the MD&A Executive Overview, we added a caption entitled “Decision to Go Public” with information regarding management’s decision.

7.

We note from the risk factor entitled “We have no public market for our stock…” page 7 that you intend to apply for quotation of the OTC Bulletin Board. Please include a risk factor to address the potential risks if your stock does not become quoted on the OTCBB. For example, disclose the requirements to trade on the OTCBB and the anticipated timing of approval for quotation.

Response:  We have included the suggested risk factor re: the OTCBB quotation and timing.  It appears on page 9. under “Risks Related to this Offering, Our Stock Price, and Corporate Control.”

It is likely that we will need capital to fund our losses or for business expansion…, page 5

8.

Rather that stating that “it is likely” that you will need additional capital or that you “may need to raise additional funds,” revise the risk factor subheading and corresponding discussion to clearly state whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount as well as the amount required to further develop your business. Similarly revise your MD&A section.

Response: We have revised both the risk factor and the MD&A to state that “we will need” additional funding.  However, management has not yet made a determination as to the amount of funding it needs or how it will be raised.  We have so stated. This risk factor now appears on page 6.

Our director and officers will only devote part time efforts to our business… page 6

9.

Discuss how Ms. McCallum-Law and Ms. Mostert will have to develop the company’s business and manage the reporting requirements of a public company while only working part-time. Highlight Ms. McCallum-Law’s lack of public company experience, including no experience as a principal accounting or principal financial officer of a public company.

Response:  We have discussed our officer’s lack of public company experience as well as Ms. McCallum-Law’s lack of experience as a principal financial and accounting officer.  We have also discussed how she intends to manage the company’s reporting requirements despite this lack of experience and still continue with the Company’s business by using outside consultants.  This risk factor now appears on page 8.

Security Ownership of Certain Beneficial Owners and Management, page 9

10.

Revise to provide the beneficial ownership information as of the most recent date practicable. See Item 403(b) of Regulation S-B.

Response:  We have revised the beneficial ownership information as of January 15, 2007 which is the same as it was as of our year ended June 30, 2006.

Dependence on one or a few major customers, page 22

11.

Please file all material agreements with the customers upon which your business substantially depends as exhibits to the registration statement. See Item 601 (b) (10) (i) (B) of Regulation S-B. Disclose the material terms of the agreements and identify your major customers in this section. Also provide a risk factor discussion that addresses the risks presented by your dependence on one or a few customers, including the effect of not having any long-term agreements with them.

Response: We have no agreements with our customers and have so stated; we have included a risk factor regarding our dependence on one or few customers and the effect of not having any agreements in place with our clients.

Reports to Security Holders, page 23

12.

Please  revise to state the SEC’s new address: 100 F Street, NE, Washington, DC 20549.

Response: We have revised the address.

Management’s Discussion and Analysis of Financial Condition, page 24

13.

Your present disclosures does not discuss any critical accounting policies, which would provide the investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

Please disclose the sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Items 303(b) and (c) of Regulation S-B as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation located on our website at: http://www.secd.gov/rules/interp/33-8350.htm.

Response: We have included a discussion regarding critical accounting policies under our Management’s Discussion under the Caption “Critical Accounting Estimates” on page 27.

Revenues, page 24

14.

Discuss why management determined to shift its business focus from providing marketing services to small business generally to providing services only to MonaVie distributors, thus resulting in your reduced revenues. Also revise under “Expenses/Loss from Operations” why your marketing expenses during the June 30, 2006 fiscal year were substantially similar to your expenses in the pr4ior fiscal year despite the shift in your business focus. Describe your current marketing plans and address whether management anticipates spending similar or additional amounts on marketing in the future.

Response: We have discussed management’s decision on the shift of our business focus to MonaVie distributors under a caption entitled “Shift in Market Focus” which appears under Executive Overview at the beginning of our MD&A on pagee 27.  However, we do no use the word “only” as we still achieve revenues from non-MonaVie distributors and perform services for that group as the opportunity arises.

Liquidity and Capital Resources, page 26

15.

You currently state that you have no commitments for financing. Disclose to what extent you have investigated additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

Response: We have made the statement that we have not made a significant effort to secure or investigate additional sources at the end of this “Liquidity” section on page 35.

Financial Statements

Audit report, page F-1

16.

The audit report includes a statement that audits are conducted in accordance with the “auditing standards” of the public Company Accounting Oversight Board. Please ask your auditors to revise this language to comply with the guidance in Auditing Standard 1.

Response: Mantyla McReynolds has revised their audit report to comply with Auditing Standard 1.

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Note 1 (g) property, page F-7

17.

Disclose in note 1 why the motivational artwork of $22,500 has a perpetual life and is non-depreciable. Also tell us the accounting literature you considered in determining the appropriate accounting treatment.

Response: Note 1(g) has been revised to include a statement to say: “Motivational artwork is perpetual and non-depreciable because its benefit or service potential is used so slowly and its estimated useful life is extended so long that depreciation cannot be estimated.” We found no strong statement regarding artwork to make us consider it depreciable. We reviewed FASB 93 which discusses not-for-profit corporation’s depreciation of artwork and derived that subject artworks service potential or benefit was used too slowly and extended so long that we could not estimate a depreciation.

Note 2. Liquidity and Going Concern, page F-9

18.

Please discuss in MD&A on page 24, management’s viable plans to overcome the Company’s financial difficulties and include a reasonable detailed discussion of your ability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing. Refer to the guidance in Section 607.02 of the Financial Reporting Codification.

Response: We have discussed this under Liquidity in a separate section captioned “Plan of Operation over the Next Twelve Months” on page 34.

Note 7, Available-For-Sale Securities, page F-12

19.

Please tell us how you determined that the decline in the value of the publicly traded equity securities is not other than temporary. Your response should address the requirements of paragraph 16 of SFAS 115 and related guidance.

Response: We have reviewed SFAS 115, paragraph 16 and have determined that  the decline in value of our publicly traded equity securities should be classified as other-than-temporary at June 30, 2006.  We have determined that there is not enough positive supporting evidence that is contrary to certain negative factors regarding our investment in the available-for-sale securities which factors include, but are not limited to: the overall decline in value of the shares in the subject company’s securities, their independent auditor’s going concern modification contained in their most recent annual report for the year ended October 31, 2006, as well as examination of their financial statements as published each quarter to make an analysis of the overall financial condition of that company.  Accordingly, our note has been modified and our June 30, 2006 financial statements have been restated to expense a write-down of the unrealized loss at June 30, 2006.  However, quarterly statements for this fiscal year, including the Sept. 30, 2006 statement contained in the prospectus, will reflect losses and gains as temporary; we will re-evaluate the investment at our 2007 fiscal year end. We have also included a Note 11 in our June 30, 2006 financials to show prior period adjustments from the restatement.

Note 9, Shareholder Loan/Related Party Transactions, page F-12

20.

Please provide disclosures in the notes to the financial statements for the related party transactions described on page 28. Your disclosure should include all applicable information required by paragraph 2 to SFAS no. 57.

Response: We have revised Note 9 to include all applicable information regarding related party transactions in accordance with SFAS No. 57.

Signature Page

21.

Please ensure that your principal accounting officer or controller, or person acting in such capacity, signs the registration statement, as required by Form SB-2.

Response: The principal accounting officer has signed.

We have amended our registration statement in response to your comments.  We have also updated disclosure as necessary. We are providing you with marked copies by overnight mail to expedite your review which will include a copy of this correspondence. Please fax any additional questions or comments to our attorney, Cletha Walstrand at 435-688-7318.

Sincerely:

/s/ Shannon McCallum-Law

Shannon McCallum-Law

President